SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.4)*

BeiGene, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

07725L102**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

July 26, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 9 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**This CUSIP applies to the American Depositary Shares, each representing thirteen Ordinary Shares

CUSIP No. 07725L102	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 155,611,062 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 155,611,062 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 155,611,062 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) Includes 155,477,712 of the Ordinary Shares of BeiGene, Ltd. (the “Issuer”) reported that are beneficially owned through American Depositary Shares (“ADS”) and 133,328 Ordinary Shares underlying 133,328 options. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 698,942,730 Ordinary Shares outstanding at March 31, 2018 as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on July 27, 2018.

CUSIP No. 07725L102	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 155,611,062 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 155,611,062 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 155,611,062 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 155,477,712 of the Ordinary Shares of the Issuer reported that are beneficially owned through ADS and 133,328 Ordinary Shares underlying 133,328 options. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 698,942,730 Ordinary Shares outstanding at March 31, 2018 as reported in the Issuer’s Prospectus filed with the SEC on July 27, 2018.

CUSIP No 07725L102	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 155,703,388 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 155,703,388 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 155,703,388 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 155,477,712 of the Ordinary Shares of the Issuer reported that are beneficially owned through ADS and 133,328 Ordinary Shares underlying 133,328 options and 92,326 Ordinary Shares (7,102 ADS) received from an in-kind pro rata distribution in October 2017. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 698,942,730 Ordinary Shares outstanding at March 31, 2018 as reported in the Issuer’s Prospectus filed with the SEC on July 27, 2018.

CUSIP No. 07725L102	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 155,703,388 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 155,703,388 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 155,703,388 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 155,477,712 of the Ordinary Shares of the Issuer reported that are beneficially owned through ADS and 133,328 Ordinary Shares underlying 133,328 options and 92,326 Ordinary Shares (7,102 ADS) received from an in-kind pro rata distribution in October 2017. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 698,942,730 Ordinary Shares outstanding at March 31, 2018 as reported in the Issuer’s Prospectus filed with the SEC on July 27, 2018.

CUSIP No. 07725L102	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS FBB3 LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 43,069
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 43,069
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 43,069
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14.	TYPE OF REPORTING PERSON* OO

(1) The percentage of ownership is less than 0.1%, based on 698,942,730 Ordinary Shares outstanding at March 31, 2018 as reported in the Issuer’s Prospectus filed with the SEC on July 27, 2018.

Amendment No. 4

This Amendment No. 4 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP), LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB3 LLC (“FBB3”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 4 are incorporated herein by reference.

Set forth below is the aggregate number of Ordinary Shares of BeiGene, Ltd. (the “Issuer”) directly held by the Funds, 155,477,712 of which are directly held by the Funds through Americal Depositary Shares (“ADS”), along with the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. Each ADS represents 13 Ordinary Shares of the Issuer. The information set forth below is based on 698,942,730 Ordinary Shares outstanding at March 31, 2018 as reported in the Issuer’s Prospectus filed with the SEC on July 27, 2018. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	15,737,460	2.3%
Baker Brothers Life Sciences, L.P.	139,740,274	20.0%
Total	155,477,734	22.3%

6,533,124 and 73,162,011 Ordinary Shares held by 667 and Life Sciences, respectively were converted into to 502,548 and 5,627,847 ADS held by 667 and Life Sciences, respectively, without consideration and without a change in pecuniary interest.

Michael Goller and Ranjeev Krishana, full-time employees of the Adviser, have served on the Board of Directors of the Issuer (the “Board”) since April 21, 2015 and October 7, 2014, respectively. Prior to serving on the Board, Michael Goller was a Board observer. Michael Goller and Ranjeev Krishana currently serve on the Board as representatives of the Funds. Michael Goller and Ranjeev Krishana each hold 199,992 options to purchase ordinary shares of the Issuer (“Stock Options”) received in connection with their service on the Board. These Stock Options vest in three equal annual installments beginning on the date of grant, which was April 19, 2017 (“Grant Date”) and shall become exercisable in full on the date of the third annual meeting of shareholders following the Grant Date. On June 6, 2018, Michael Goller and Ranjeev Krishana each were granted 9,290 Restricted Stock Units (“RSU’s”) and 17,442 options to purchase Ordinary Shares (“2018 Stock Options”) in connection with their service on the Board. The RSU’s vest in full one year from the date of grant. The 2018 Stock Options are exercisable at $16.15 per Ordinary Share and vest on the earlier of the first anniversary of the date of grant or the date of the next annual meeting of shareholders. The 2018 Stock Options expire June 5, 2028. The policy of the Funds and the Adviser does not permit principals or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 4 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

(c) Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

On July 26, 2018, the Adviser entered into a Cornerstone Investment Agreement (the “Cornerstone Agreement”) with the Issuer, Morgan Stanley Asia Limited and Goldman Sachs (Asia) L.L.C. Under the Cornerstone Agreement, the Funds agreed to purchase up to $80 million of Ordinary Shares in the Issuer’s Hong Kong public offering at the Offer price (the “Offering”). The completion of the Offering is subject to various terms and conditions. Ordinary shares received are subject to a six-month lock-up period on newly acquired shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2018

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager